UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURCH & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N MULBERRY DRIVE, SUITE 235
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN
(Name – *if individual, state last, first, middle name*)

505 MURLEN	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JESSICA B PASTORINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURCH & COMPANY, INC., as of DECEMBER 31ST, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENIFER L BURCH
Notary Public - Notary Seal
Platte County - State of Missouri
Commission Number 12375281
My Commission Expires Aug 1, 2024

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2020

BURCH & COMPANY, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Burch & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Burch & Company, Inc.'s management. Our responsibility is to express an opinion on Burch & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Burch & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Burch & Company, Inc.'s auditor since 2016.

Olathe, Kansas
February 25, 2021

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash and cash equivalents	$ 635,052
Accounts receivable:	
Advisory, consulting and administrative fees	104,350
Officer and shareholder	35,977
Other	8,877
Prepaid expenses	52,878
Lease right-of-use asset	31,224
Property and equipment, net of accumulated depreciation of $30,011	994
Total assets	$ 869,352
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 88,320
Commissions and fees payable	100,775
Payroll liabilities	14,173
Accrued income taxes payable	33,648
Operating lease liability	31,224
PPP loan payable	83,000
Deferred income taxes	12,724
Total liabilities	363,864
Stockholder's equity:	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings	465,542
Total stockholder's equity	505,488
Total liabilities and stockholder's equity	$ 869,352

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Mergers and acquisitions success fees	$ 14,384,408
Advisory and consulting fees	1,207,822
Administrative fees	435,930
Other	6,318
Total revenues	16,034,478
EXPENSES	
Commissions	14,724,314
Employee compensation and benefits	716,867
Professional services	140,576
Lease expense	28,849
Registration fees, insurance and bonding	204,882
Office expenses	63,404
Other administrative expenses	49,408
Total expenses	15,928,300
Income before income taxes	106,178
INCOME TAXES	
Current expense	34,448
Deferred benefit	(4,721)
Net income	$ 76,451

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ 389,091	$ 429,037
Net income	-	-	76,451	76,451
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ 465,542	$ 505,488

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 76,451
Adjustments to reconcile net income to	
net cash used by operating activities:	
Depreciation	1,795
Deferred tax benefit	(4,721)
Interest added to advances	(1,565)
Noncash amortization of lease right-of-use asset	52,552
(Increase) decrease in current assets and	
increase (decrease) in current liabilities:	
Success, advisory, and consulting fees receivable	(12,618)
Other receivables	(774)
Prepaid expenses	12,747
Accounts, commissions and fees payable	(31,043)
Payroll tax liabilities	(78,377)
Income taxes payable	12,241
Lease liability	(52,977)
Total adjustments	(102,740)
Net cash used by operating activities	(26,289)
CASH FLOWS FROM INVESTING ACTIVITIES	
Officer and shareholder advances, net	(10,710)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds of PPP loan	83,000
Increase in cash	46,001
Cash and cash equivalents, beginning of year	589,051
Cash and cash equivalents, end of year	$ 635,052
Supplemental Disclosures:	
Income taxes paid during the year	$ 22,207

See the accompanying notes to financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies its contractual obligations by transferring control over goods or services to a customer.

Revenue from Contracts with Customers

Revenue from contracts with customers include merger and acquisition (M&A) success, advisory and consulting fees. The recognition and measurement of these revenues is based on the assessment of the individual contract terms. Judgment is required to determine whether contractual obligations are satisfied at a point in time or over time; how to allocate fees where multiple services are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Recognition of M&A Success, Advisory and Consulting Fees

The Company has contracts to provide M&A advisory, consulting and transaction-based services. The revenue from advisory and consulting services is recognized over time as the customer receives the benefit of the services as they are provided. Success fees are recognized at the point in time that the M&A transaction is completed, generally the closing date of the transaction.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Administrative Fee Revenue

The Company receives administrative fees under agreements with its independent contractor representatives for the use of its platforms and services. This revenue is recognized when billed in accordance with the terms of the agreements.

Success, Advisory, Administrative Fees Receivable, and Allowance for Credit Losses

Effective January 1, 2020, the Company adopted Financial Accounting Standards Board (FASB) ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* using the modified retrospective method. ASU 2016-13 changes the measurement model for determining credit losses on most financial instruments, including the Company's success, advisory and administrative fees receivable. The new model requires the recognition of expected credit losses upon the initial recognition of the asset in order to reflect the net amount expected to be collected. The adoption of the ASU did not result in any restatements to previously reported statement of financial condition amounts.

For these receivables, the Company determines the allowance using historical loss experience, current conditions, and any reasonable and supportable forecasts that may affect the collectability of the remaining cash flows over the contractual term, which is generally of a short-term duration.

Based on the results of this determination, management will report the change in the amount of expected losses through a charge to earnings and a credit to the allowance. At December 31, 2020 it was determined that no allowance was necessary, and there was no allowance at December 31, 2019.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. Cash equivalents at December 31, 2020 consist of cash in banks of $434,198 and a money market mutual fund of $200,854.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 inputs are based on quoted prices in active markets for identical assets. The Company's $200,854 money market fund is valued at the closing price reported by the fund, is deemed actively traded and considered Level 1 in the hierarchy.

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, and the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

The components of the deferred tax liability on the statement of financial condition as of December 31, 2020 relate to the following:

Temporary Difference		Related Statement of Financial Condition Account
Depreciation	$ 237	Property and equipment
Prepaid expenses	12,487	Prepaid expenses
Net deferred tax liability	$12,724	

The current provision consists of $27,493 of federal and $6,955 of state and local taxes due on current year taxable income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions (continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2020, the tax returns for the years 2016 to 2019 are subject to examination.

Property and Depreciation

Property and equipment at December 31, 2020 consists of the following and is depreciated using the straight-line method over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 31,005	5 – 10 years
Less accumulated depreciation	(30,011)	
	$ 994	

Depreciation expense was $1,795 in 2020.

Concentrations-Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance for deposits up to $250,000. At December 31, 2020 the Company had deposits in excess of FDIC insurance of $203,435.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Operating Leases

The Company recognizes and measures its operating leases in accordance with FASB ASU 2016-02, Leases (Topic 842). For leases with an initial term of over twelve months, Topic 842 requires the recognition of lease right-of-use (ROU) assets and lease liabilities when a determination is made at inception of the contract that the arrangement is a lease. ROU assets represent the Company's right to use the underlying asset for the lease term and the lease liabilities represent the obligation to make the lease payments and are recognized at the commencement date based on the present value of the future lease payments over the lease term, which includes options to renew if it is reasonably certain they will be exercised, using the Company's incremental borrowing rate as the implicit rate in the lease is not known. Lease cost is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020, the Company had net capital of $494,894, which was $479,100 in excess of its required net capital of $15,794. The percentage of aggregate indebtedness to net capital was 47.87%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Officer and Shareholder Receivables

During 2020, the Company made advances of $774 to an officer and $18,392 to a shareholder under 3.5% demand notes. Repayments on the shareholder note were $8,456, and the balances outstanding at December 31, 2020 were $6,564 on the officer note and $29,413 on the shareholder note.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

M&A Securities Group, Inc.

During the year, the Company engaged in various transactions with M&A Securities Group, Inc., a related entity. These transactions included the receipt of $50,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space.

NOTE 4 – LEASES

The Company's lease for its office space had an initial lease term that ran from August 1, 2015 to July 31, 2020 and did not contain any renewal options. During 2020, the lease was amended to extend the term to July 31, 2021 and contains no renewal options. Payments due under the lease include fixed payments and variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. The variable payments are not included in the amounts used to determine the lease liability and are recognized as costs when incurred. The incremental borrowing rate used to determine the present value of the lease payments is 3.5%.

The Company also entered into a twelve-month agreement for other office space at a monthly rental of $500 that runs from December 31, 2020 to November 30, 2021.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$53,997
Variable lease cost	4,352
Short-term lease cost	500
Total lease cost	$58,849

Supplemental cash flow information as of December 31, 2020 is as follows:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$54,422
ROU assets obtained in exchange for lease obligations:	
Operating leases	$52,977

The 2020 lease expense is reported net of the $30,000 reimbursed by M&A Securities Group, Inc., who is a guarantor of the lease.

NOTE 5 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2020 was $64,995.

NOTE 6 – PPP LOAN

The Company received a 1% loan in the amount of $83,000 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief and Economic Security (CARES) Act. The loan is subject to a note dated May 2, 2020 and may be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses as described in the CARES Act. As of December 31, 2020, no determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan is payable in eighteen monthly installments of $4,671.87 beginning April 2, 2021, may be prepaid at any time, and is unsecured. The maturities of the loan as of December 31, 2020 are as follows:

	Principal	Interest	Total
2021	$41,134	$ 913	$ 42,047
2022	41,866	181	42,047
	$ 83,000	$ 1,094	$ 84,094

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2021, the date at which these financial statements were available to be issued and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 505,488
Deferred tax liability	12,724
Paycheck Protection Program loan qualifying expenses	83,000
Non-allowable assets	(102,301)
Net capital before haircuts on security positions	498,911
Haircuts on security positions:	
Exempt securities, money market mutual fund at 2% of $200,854	(4,017)
Net capital	494,894
Minimum net capital required, the greater of	
$5,000 or 6 2/3% of aggregate indebtedness	(15,794)
Excess net capital	$ 479,100
Aggregate indebtedness:	
Total liabilities	$ 363,864
Less deferred taxes	(12,724)
Less Paycheck Protection Program loan liability	(83,000)
Less lease liability to the extent of the lease asset	(31,224)
Aggregate indebtedness	$ 236,916
Percentage of aggregate indebtedness to net capital	47.87%

II. Determination of Reserve Requirements and Information Related to the Possession or Control Requirements under SEA Rule 15c3-3

The Company has no reserve requirement or possession or control obligations under SEA Rule 15c3-3 as its business is limited to private placements and advisory services related to mergers and acquisitions and operates in reliance on footnote 74 to SEC Release 34-70073.

III. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

There are no material differences between the computation of net capital above and the Company's computation as reported in its unaudited FOCUS Report Form X-17A-5 Part IIA as of December 31, 2020. Therefore, no reconciliation is required.

Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2020 to the best of my knowledge and belief, Burch & Company, Inc. ("Burch") did not hold funds or safe keep customer securities.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements and advisory services related to mergers and acquisitions.

Burch & Company Inc., therefore, operated in reliance on footnote 74 to SEC Release 34-70073 and confirms the following:

1. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4
2. Did not carry accounts of or for customers
3. Did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

For the avoidance of doubt, however, until late December of 2020, Burch was officially operating pursuant to exemption 15c-3-3(k)(2)(i).

Jessica B. Pastorino

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Burch & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Burch & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burch & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Burch & Company, Inc. stated that Burch & Company, Inc. met the identified exemption provisions throughout the period January 1, 2020 to December 2020 without exception. Burch & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company met the exemption provisions throughout the December 2020 period by relying on Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5. The management of Burch & Company, Inc. is also responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burch & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, or on Footnote 74 of the SEC Release 34-70073,

Olathe, Kansas
February 25, 2021

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Burch & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Burch & Company, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective bank disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co.

Olathe, Kansas

February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*33*******2217*********************MIXED AADC 220
52121 FINRA DEC
BURCH & COMPANY INC
4151 N MULBERRY DR STE 245
KANSAS CITY, MO 64116-4600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 23,805

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,073)

6/30/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,732

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 17,732

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BURCH & COMPANY, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 11 day of FEB, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 16,121,598

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reimbursed expenses, Reimbursed E&O, Reimbursed Registration 251,453

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 15,870,145

2e. General Assessment @ .0015 $ 23,805

(to page 1, line 2.A.)